 1-A/A LIVE 0001686327 XXXXXXXX 024-10617 false false false TAHAWI aerospace Corp DE 2016 0001686327 3721 81-4002919 4 3 205 D CHUBB AVE LYNDHUSRT NJ 07071 6466940051 Andy Altahawi Other 5000.00 0.00 0.00 5500000.00 5505000.00 30000.00 0.00 30000.00 5475000.00 5505000.00 0.00 0.00 0.00 0.00 0.00 0.00 N/A Common Class A & B 40000000 N/A N/A None 0 None 0 true true false Tier1 Unaudited Equity (common or preferred stock) Y N N Y N N 10000000 14750000 2.00 20000000.00 0.00 0.00 0.00 20000000.00 true false AZ CA CO DE DC FL GA IL MD MA NJ NY PA TX VA false TAHAWI aerospace Corp Common Stock 40000000 0 0 Section 4(a)(2) - an issuer not involved in any public offering. All securities sold to current directors only.